                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                           ----------------------

                                SCHEDULE 13D

                      UNDER THE SECURITIES ACT OF 1934

                               AMENDMENT NO. 4

                      Perkins Family Restaurants, L.P.
-------------------------------------------------------------------------------
                          (NAME OF SUBJECT COMPANY)

          Depositary Units Representing Limited Partners' Interests
-------------------------------------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                 714063 10 4
-------------------------------------------------------------------------------
                    (CUSIP NUMBER OF CLASS OF SECURITIES)

                              Donald F. Wiseman
                      Perkins Family Restaurants, L.P.
                        6075 Poplar Avenue, Suite 800
                             Memphis, TN  38119
                                (901)766-6400

-------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                             September 11, 1997
-------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ]

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Perkins Restaurants, Inc.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  /X/
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Minnesota
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  -0-
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               5,043,000
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        -0-
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        5,043,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        5,043,000 (See Item 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------


                                                            Page 2 of 20 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         The Restaurant Company, Inc.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  /X/
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  -0-
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               5,043,000
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        -0-
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        5,043,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        5,043,000 (See Item 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         HC
--------------------------------------------------------------------------------


                                                            Page 3 of 20 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Donald N. Smith
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  /X/
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  -0-
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               5,043,000
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        -0-
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        5,043,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        5,043,000 (See Item 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


                                                            Page 4 of 20 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Harrah's Operating Company, Inc.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  /X/
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  -0-
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               5,043,000
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        -0-
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        5,043,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        5,043,000 (See Item 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------


                                                            Page 5 of 20 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         The Equitable Life Assurance Society of the United States
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  /X/
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  -0-
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               5,043,000
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        -0-
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        5,043,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        5,043,000 (See Item 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         IC, CO
--------------------------------------------------------------------------------


                                                            Page 6 of 20 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         The Equitable Companies Incorporated
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  /X/
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  -0-
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               5,043,000
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        -0-
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        5,043,000
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        5,043,000 (See Item 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         HC, CO
--------------------------------------------------------------------------------


                                                            Page 7 of 20 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         AXA-UAP
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  (See Item 5)
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               (See Item 5)
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6% (See Item 5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         HC, CO
--------------------------------------------------------------------------------


                                                            Page 8 of 20 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         FINAXA
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  (See Item 5)
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               (See Item 5)
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6% (See Item 5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         HC, CO
--------------------------------------------------------------------------------


                                                            Page 9 of 20 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         AXA Assurances I.A.R.D. Mutuelle
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  (See Item 5)
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               (See Item 5)
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6% (See Item 5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         IC
--------------------------------------------------------------------------------


                                                            Page 10 of 20 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         AXA Assurances Vie Mutuelle
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  (See Item 5)
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               (See Item 5)
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6% (See Item 5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         IC
--------------------------------------------------------------------------------


                                                            Page 11 of 20 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         AXA Courtage Assurance Mutuelle
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  (See Item 5)
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               (See Item 5)
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6% (See Item 5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         IC
--------------------------------------------------------------------------------


                                                            Page 12 of 20 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Alpha Assurances Vie Mutuelle
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  (See Item 5)
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               (See Item 5)
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6% (See Item 5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         IC
--------------------------------------------------------------------------------


                                                            Page 13 of 20 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Claude Bebear, as AXA Voting Trustee
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  (See Item 5)
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               (See Item 5)
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6% (See Item 5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


                                                            Page 14 of 20 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Patrice Garnier, as AXA Voting Trustee
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  (See Item 5)
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               (See Item 5)
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6% (See Item 5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


                                                            Page 15 of 20 Pages

CUSIP No.:   714063 10 4             13D
          ----------------
================================================================================
1      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Henri de Clermont-Tonnerre, as AXA Voting Trustee
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  / /
                                                                      (b)  / /
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         France
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
NUMBER OF
SHARES                  (See Item 5)
BENEFICIALLY     ---------------------------------------------------------------
OWNED BY         8      SHARED VOTING POWER
EACH
REPORTING               (See Item 5)
PERSON WITH      ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        (See Item 5)
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        (See Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,043,000 (See Item 5) (Not to be construed as an admission of beneficial ownership)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         48.6% (See Item 5)
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------


                                                            Page 16 of 20 Pages

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") the undersigned hereby amend their Schedule 13D statement dated October 24, 1986, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (as so amended, the "Schedule 13D"), relating to depositary units representing limited partners' interests (the "Units") of Perkins Family Restaurants, L.P. (the "Issuer"). Unless otherwise indicated, all capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Approximately $75 million will be required to effect the transactions contemplated by the Merger Agreement (as defined below). The source of such funds is expected to be from borrowings by TRC or its affiliates.

ITEM 4. PURPOSE OF TRANSACTION.

     On September 11, 1997, TRC and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which TRC would acquire the Units of the Issuer that are not already owned by TRC through an all cash merger (the "Merger"). Pursuant to the Merger, the public holders of Units would receive $14.00 per Unit in cash. The Merger is conditioned upon an affirmative vote of the holders of a majority of the outstanding Units voting on the Merger other than Units held by TRC or its affiliates.

     The Merger also is subject to TRC's obtaining adequate financing for the purchase price on terms acceptable to TRC. The Merger is also subject to the other terms and conditions set forth in the Merger Agreement, which is attached hereto as Exhibit 99.5 and is incorporated herein by this reference. Under the Merger Agreement, the Issuer will pay in November, 1997 a distribution of $0.325 per Unit to Unitholders of record as of September 30, 1997 and will then cease paying distributions through the Effective Time. All references herein to the Merger and the Merger Agreement are qualified by reference to the full text of the Merger Agreement.

     The board of directors of the general partner of the Issuer has received the opinion of Morgan Keegan & Company, Inc. that the consideration to be received by the public holders of Units is fair to such holders from a financial point of view.

     The purpose of the Merger is for TRC to acquire all of the Units not already owned by TRC or its affiliates. As a result of the Merger, the Units would cease to be traded on the New York Stock Exchange and the Issuer would cease to be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. TRC anticipates that the Merger would be completed before the end of the 1997 calendar year.

     The press release dated September 11, 1997 announcing the Merger Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by this reference.


                                                            Page 17 of 20 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) PRI is the direct owner of 5,043,000 Units. PRI is a wholly-owned subsidiary of TRC. Smith, HOC and Equitable Life are the owners (directly or indirectly) of 33.2%, 33.2% and 28.1%, respectively, of the outstanding capital stock of TRC. By virtue of such ownership in TRC, Smith, HOC and Equitable Life may be deemed to have shared voting and dispositive power over all of the Units owned directly by PRI.

     Because of EQ's ownership interest in Equitable Life, EQ may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Units that may be deemed to be beneficially owned indirectly by Equitable Life.

     Because of AXA-UAP's ownership interest in EQ, and the AXA Voting Trustees' power to vote the EQ shares placed in the AXA Voting Trust, each of AXA-UAP and the AXA Voting Trustees may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly the Units that EQ may be deemed to beneficially own indirectly. Because of the direct and indirect ownership interest in AXA-UAP of Finaxa and the Mutuelles AXA, each of Finaxa and the Mutuelles AXA may be deemed, for purposes of Rule 13d-3 under the Act to beneficially own indirectly the Units that AXA-UAP may be deemed to beneficially own indirectly. AXA-UAP, Finaxa, the Mutuelles AXA, and the AXA Voting Trustees expressly disclaim beneficial ownership of any of the Units.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth in Item 4 is incorporated herein by reference. Reference is made to the full text of the Merger Agreement which is attached hereto as Exhibit 99.5 and is incorporated herein by this reference.

ITEM 7.MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.:          DESCRIPTION:
  99.4                Press Release dated September 11, 1997.

  99.5                Agreement and Plan of Merger dated September 11, 1997.

                                                            Page 18 of 20 Pages

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September     , 1997

PERKINS RESTAURANTS, INC.


By: /s/ Donald N. Smith
------------------------------------------
Name: Donald N. Smith
Title: Chairman of the Board and Chief Executive Officer

THE RESTAURANT COMPANY, INC.

By: /s/ Donald N. Smith
------------------------------------------
Name: Donald N. Smith
Title: Chairman of the Board and Chief Executive Officer

 /s/ Donald N. Smith
------------------------------------------
       DONALD N. SMITH

HARRAH'S OPERATING COMPANY, INC.


By: /s/ Charles L. Atwood
------------------------------------------
Name: Charles L. Atwood
Title: Vice President and Treasurer


THE EQUITABLE LIFE ASSURANCE
SOCIETY OF THE UNITED STATES


By: /s/ Alvin H. Fenichel
------------------------------------------
Name: Alvin H. Fenichel
Title: Senior Vice President and Controller



                                                            Page 19 of 20 Pages

THE EQUITABLE COMPANIES INCORPORATED


By:
   ------------------------------------------
Name: Alvin H. Fenichel
Title: Senior Vice President and Controller


AXA-UAP
FINAXA
AXA ASSURANCES I.A.R.D. MUTUELLE
AXA ASSURANCES VIE MUTUELLE
AXA COURTAGE ASSURANCE MUTUELLE
ALPHA ASSURANCES VIE MUTUELLE
CLAUDE BEBEAR, AS AXA VOTING TRUSTEE
PATRICE GARNIER, AS AXA VOTING TRUSTEE
HENRI DE CLERMONT-TONNERRE, AS AXA VOTING TRUSTEE

Signed on behalf of each of the above



By:
   ------------------------------------------
Name: Alvin H. Fenichel
Title: Attorney-in-fact





                                                        Page 20 of 20 Pages